Exhibit 99.1

Yamana GOLD provides NOTICE OF THIRD QUARTER 2017 RESULTS RELEASE

TORONTO, ONTARIO, September 29, 2017 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its third quarter 2017 operational and financial results after market close on Thursday, October 26, 2017, followed by a conference call and webcast on Friday, October 27, 2017, at 9:00 a.m. ET.

Third Quarter 2017 Conference Call Details

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on Friday, October 27, 2017, until 11:59 p.m. ET on Friday, November 10, 2017.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

416-815-0220

1-888-809-0925

Email: investor@yamana.com